

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

<u>**Via E-mail**</u>
Mr. Nelson Perez
President and Director
Bella Costa Designs, Inc.
Sector Central, Lote 31
Aldea Los Canoas
Guatemala

> **Re:** **Bella Costa Designs, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 9, 2014**
> **File No. 333-201403**

Dear Mr. Perez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover page

2. Revise to include the date of the prospectus in accordance with item 501(b)(9) of Regulation S-K.

3. Please revise the cover page to limit it to one page.

The Offering, page 7

4. We note the offering termination date on page seven is inconsistent with the termination date stated on your cover page. Please revise to clarify when the offering will terminate. We may have further comment.

5. Please revise the net proceeds amount disclosed here to state that $80,000 is the gross proceeds assuming the sale of all shares and that the estimated offering expenses of $10,000 will result in net proceeds of $70,000, as reflected on page 13.

Risk Factors, page 8

6. We note your asset and net worth totals in your definition of accredited investor in the risk factor on page 12. Please revise your definition of accredited investor. See Rule 501(a) of Regulation D.

Use of Proceeds, page 13

7. We note your disclosure in the risk factor "We will incur ongoing costs and expenses …" that the anticipated costs are $10,000 per year which includes legal fees along with other fees to remain compliant and that "at this time our business plan does not allow us for the payment of the estimated $10,000 cost of this registration statement." We also note that you indicate your offering expenses include $3,200 in legal fees as reflected on page 31. However, your use of proceeds table on page 13 places legal and professional fees in the same category and reflects the offering expenses being deducted from the gross offering amounts. Please revise to clarify and provide greater detail with respect to the expenses included in the "offering expenses" category and the "legal and professional fees" category.

8. We note that Mr. Perez has "verbally agreed to loan the company funds to complete the registration process and to implement [y]our complete business plan." Please clarify, if true, that Mr. Perez is not legally obligated to provide the funding.

Dilution, page 16

9. Please add the term "net tangible" to precede instances where you present book value per share before and after the offering. Also replace the term "increase per share" with "increase in net tangible book value per share." See Item 506 of Regulation S-K.

10. In each of the 4 sales scenarios please revise the number of shares after offering to reflect the sum of (a) 4.5 million common shares outstanding plus (b) the number of shares issued if you sell 100%, 75%, 50% and 25% of the 4 million common shares being offered. For example, if 100% of 4 million offered shares are sold it appears that 8.5 million common shares would be issued and outstanding after the offering rather than the

10 million disclosed. Also revise your disclosure on page 16 that currently states there will be up to 10 million shares outstanding, assuming completion of the offering.

11. Please revise the amount of new funding line item under each scenario to reflect the net offering proceeds disclosed on page 13 of your Form S-1, and update your dilution table to reflect this change.

12. We note your disclosure on page 16 that the October 31, 2014 net tangible book value of your shares was $4,500. It appears that the October 31, 2014 net tangible book value was $3,884 based on the total stockholders' equity as of that date (page F-2). Please revise your disclosure of the net tangible book value as of October 31, 2014, and update your dilution table to reflect this change.

13. Please revise to include a comparison of the amount of the public contribution, as if the offering is fully sold, and their percentage of ownership to the amount of Mr. Perez's contribution and his percentage of ownership after the public offering.

Management's Discussion or Plan of Operation, page 17

14. We note the milestones you set forth in this section, and in your Use of Proceeds section, including web development and office space rental. Please revise to include an estimated timeframe for each milestone.

Hiring Employees, page 18

15. Here you disclose that you intend to hire and compensate two or three planned sales representatives in the form of a monthly salary. On page 15 you disclose that future potential employees will be compensated solely by commission payments based on their performance. Please revise these planned employee compensation structure disclosures, as necessary, so they are consistent with one another.

Liquidity and Capital Resources, page 19

16. Please revise to disclose the period that available cash can sustain your current operations.

Directors, Executive Officers, Promoters and Control Persons, page 23

Certain Relationships and Related Transactions, page 25

17. Please provide the disclosure required by Item 404(c) of Regulation S-K, if applicable. See also Item 404(d)(2).

18. Please add disclosure in this section of the related party advance disclosed in the financial statements.

19. We note that your office space is provided by Mr. Perez at no cost. Please provide the dollar amount associated with this transaction as required by Item 404(a)(3) of Regulation S-K. See also Item 404(d)(1).

Indemnification for Securities Act Liabilities, page 27

20. Please revise to provide a brief description of the indemnification provisions relating to directors, officers and controlling persons of the company against liability arising under the Securities Act. Please see Item 502 of Regulation S-K.

Financial Statements

Note 4 – Stockholders' Equity, page F-12

21. Please revise the statement that you sold 45 million shares of common stock upon formation to reconcile with the 4.5 million shares presented in the statement of stockholders' equity on page F-4.

Exhibit Index, page 32

22. File as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Diane J. Harrison, Esq.